Result of annual meeting of shareholders
The Annual Meeting of Shareholders of LMP Real Estate
Income Fund Inc. was
held on April 28, 2008, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the meeting:
Election of directors
PREFERRED
COMMON PREFERRED SHARES
COMMON SHARES SHARES SHARES VOTES
NOMINEE VOTES FOR VOTES WITHHELD VOTES FOR WITHHELD
Daniel P. Cronin 10,120,073 194,091 3,722 26
Paolo M. Cucchi 10,120,643 193,521 3,712 36
Riordan Roett 10,130,162 184,002 3,722 26
At June 30, 2008, in addition to Daniel P. Cronin, Paolo M.
Cucchi and Riordan
Roett, the other Directors of the Fund were as follows:
Carol L. Coleman
Leslie H. Gelb
R. Jay Gerken
William R. Hutchinson
Jeswald W. Salacuse